UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

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ElkCorp
(Name of Subject Company (Issuer))

BMCA Acquisition Sub Inc.,

a wholly-owned subsidiary of

BMCA Acquisition Inc.
(Names of Filing Persons — Offerors)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

287456107
(CUSIP Number of Class of Securities)

BMCA Acquisition Sub Inc.
1361 Alps Road
Wayne, NJ 07470
(201) 628-3000
Attention: John F. Rebele
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Maurice M. Lefkort, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY  10019-6099

(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

$980,758,264.50	$104,941.14

* The amount of the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the transaction valuation by 0.000107.  For purposes of calculating the filing fee only, the transaction valuation was determined by multiplying the purchase price of $43.50 per share by the sum of (i) the 20,626,102 shares of common stock, par value $1.00 per share, of ElkCorp (the “Shares”), issued and outstanding as of January 12, 2007, according to the Schedule 14D-9 filed by ElkCorp with the Securities and Exchange Commission (the “Commission”) on January 19, 2007 (as amended, the “Schedule 14D-9”); (ii) the stock options granted to purchase 1,338,365 Shares issued and outstanding as of January 12, 2007, according to the Schedule 14D-9; and (iii) the 581,700 Shares subject to outstanding performance share awards as of January 12, 2007, according to the Schedule 14D-9.

☒                                 Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	$104,941.14 005-02742	Filing Party: Date Filed: Filing Party: Date Filed:	Building Materials Corporation of America December 20, 2006, January 3, 2007, January 8, 2007, January 9, 2007 and January 18, 2007 BMCA Acquisition Sub Inc. January 18, 2007 and January 23, 2007

☐                                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

☐                                   Check the appropriate boxes below to designate any transactions to which the statement relates.

☒                               third-party tender offer subject to Rule 14d-1.

☐                                 issuer tender offer subject to Rule 13e-4.

☐                                 going-private transaction subject to Rule 13e-3.

☒                               amendment to Schedule 13D under Rule 13d-2.

                                                Check the following box if the filing is a final amendment reporting the results of the tender offer:

(Continued on following pages)

SCHEDULE TO

                This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amended Schedule TO”) amends and supplements to the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 18, 2007, as amended and supplemented by Amendment No. 1 thereto filed with the Commission on January 23, 2007, by BMCA Acquisition Sub Inc. (including any successor thereto, the “Purchaser”), a wholly-owned subsidiary of BMCA Acquisition Inc. (the “Parent”), which is a wholly-owned subsidiary of Building Materials Corporation of America (“BMCA”), pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with Purchaser’s offer to purchase all of the issued and outstanding shares of common stock, par value $1.00 per share (the “Common Stock”), of ElkCorp, a Delaware corporation (the “Company”), and the associated Series A Participating Preferred Stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) at a price of $43.50 per Share, net to the seller in cash (less applicable withholding taxes and without interest).  The terms and conditions of the offer are described in the Offer to Purchase, dated January 18, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), and the instructions thereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”).  Capitalized terms used and not otherwise defined in this Amended Schedule TO shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amended Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 2. SUBJECT COMPANY INFORMATION.

Item 2 of the Schedule TO is hereby amended and supplemented as follows:

The Introduction section of the Offer to Purchase is hereby amended and supplemented as follows:

The second paragraph under the sub-heading “Minimum Tender Condition” in the Introduction section of the Offer to Purchase is hereby amended as follows:

As of the date hereof, Purchaser’s affiliate, HIA, owns 2,123,799 Shares and Purchaser owns one Share. According to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “Commission”) on January 19, 2007 (the “January 19th Schedule 14D-9”), as of January 12, 2007, there were (i) 20,626,102 Shares issued and outstanding, (ii) 1,338,365 Shares issuable under outstanding stock options and (iii) 581,700 Shares subject to outstanding performance share awards. Based on the foregoing and assuming that (a) no Shares are issued, required to be issued, or acquired by the Company after January 12, 2007 (other than as described in clause (d) below), (b) no options were granted or expire after January 12, 2007, (c) no performance share awards were granted after January 12, 2007, (d) all 1,338,365 Shares subject to issuance under the Company’s stock option plan are issued at or prior to the consummation of the Offer and (e) all 581,700 Shares subject to outstanding performance share awards are issued at or prior to the consummation of the Offer, there would be 22,546,167 Shares outstanding immediately following consummation of the Offer, and, as a result, the Minimum Tender Condition would be satisfied if Purchaser acquired 9,149,284 Shares in addition to the 2,123,800 Shares already beneficially owned by BMCA.

Section 7 — Effect of the Offer on the Market for the Shares; NYSE Listing; Margin Regulations; Exchange Act Registration — of the Offer to Purchase is hereby amended and supplemented as follows:

The third sentence of the first paragraph of Section 7 of the Offer to Purchase is hereby amended as follows:

According to the January 19th Schedule 14D-9, as of January 12, 2007, there were 20,626,102 Shares outstanding.

Section 9 — Certain Information Concerning the Purchaser and its Affiliates — of the Offer to Purchase is hereby amended and supplemented as follows:

The second sentence of the seventh paragraph of Section 9 of the Offer to Purchase is hereby amended as follows:

This percentage has been calculated based upon a total of 20,626,102 Shares issued and outstanding as of January 12, 2007 as reported by the Company in the January 19th Schedule 14D-9.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 5 of the Schedule TO is hereby amended and supplemented as follows:

Section 10 — Background of the Offer; Contacts with the Company — of the Offer to Purchase is hereby amended and supplemented as follows:

The following section is hereby added immediately preceding the sub-heading “Transactions With the Company” in Section 10 of the Offer to Purchase:

On January 26, 2007, Parent, Purchaser and BMCA sent an offer letter to the Special Committee of the Company Board (the “January 26 Offer Letter”).  The January 26 Offer Letter, subject to the satisfaction of certain terms and conditions, sets forth the binding commitment of (i) Parent and Purchaser to enter into an Agreement and Plan of Merger with the Company, whereby Purchaser would pay $43.50 per Share, net in cash, to the Company’s stockholders, and (ii) BMCA to execute a Guarantee in favor of the Company.

On January 27, 2007, the Special Committee of the Company Board sent a letter (the “January 27 Letter”) to Robert Tafaro requesting certain changes to the January 26 Offer Letter and the exhibits attached thereto.  On January 28, 2007, Parent, Purchaser and BMCA sent to the Special Committee of the Company Board a cover letter responding to the Company’s January 27 letter (the “Response Letter”), a revised offer letter (the “January 28 Offer Letter”) along with an executed merger agreement and guarantee attached thereto as exhibits.  The merger agreement and the guarantee were conditioned on the satisfaction of certain terms and conditions set forth in the January 28 Offer Letter.

After receiving oral comments from counsel to the Company on January 28, early in the morning on January 29, 2007, Parent, Purchaser and BMCA sent to the Special Committee of the Company Board a cover letter (the “Second Response Letter”) and a third offer letter (the “January 29 Offer Letter”), along with an executed merger agreement, guarantee and amendment to the Confidentiality Agreement dated December 29, 2006 attached thereto as exhibits.  The merger agreement, the guarantee and the amendment to the Confidentiality Agreement were conditioned on the satisfaction of certain terms and conditions set forth in the January 29 Offer Letter.

After receiving additional oral comments from counsel to the Company on January 29, in the afternoon of January 29, 2007, Parent, Purchaser and BMCA sent to the Special Committee of the Company Board a fourth and final offer letter (the “Final Offer Letter”), along with an executed merger agreement, guarantee and amendment to the Confidentiality Agreement dated December 29, 2006 attached thereto as exhibits.  The merger agreement, the guarantee and the amendment to the Confidentiality Agreement are conditioned on the satisfaction of certain terms and conditions set forth in the Final Offer Letter.  In the late afternoon of January 29, 2007, the Company found Purchaser’s offer to be a “Superior Proposal” within the meaning of the Company’s current merger agreement with affiliates of The Carlyle Group, and the Company sent to Carlyle a notice of intention to terminate the Carlyle agreement.  Unless those affiliates of The Carlyle Group provide a counter proposal and match Purchaser’s offer within five business days, the Company has the right to terminate the existing Carlyle agreement and accept Purchaser's offer.  Purchaser’s offer expires on February 6, 2007.  There can be no assurance that the Company will terminate its existing agreement with affiliates of The Carlyle Group and accept Purchaser’s offer.

Under the terms of Purchaser’s offer, Purchaser will amend its existing Schedule TO to purchase all of the Shares for $43.50 per Share to conform the Offer to the terms of the proposed merger agreement.  Under the terms of the proposed agreement, following completion of the Offer, the parties will complete a second-step merger (the “Merger”) in which all remaining outstanding Shares will be cancelled and converted into $43.50 cash per Share, without interest, or such higher amount as may be paid for Shares in the Offer.  Consummation of the Offer and the Merger are subject to certain conditions, several of which are outside the control of Purchaser and the Company.  If the Company were to accept Purchaser’s offer and enter into the proposed merger agreement, there can be no assurance that the Offer and the Merger would be consummated.

The complete text of the Final Offer Letter, together with exhibits, is incorporated by reference into this Amended Schedule TO and a copy is filed herewith as Exhibit (a)(1)(U).

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

Section 12 — Source and Amount of Funds — of the Offer to Purchase is hereby amended as follows:

The seventh paragraph of Section 12 of the Offer to Purchase is hereby amended as follows:

Funding under the Credit Facilities is conditioned on the satisfaction of conditions customary in similar transactions, including (i) satisfaction of the Minimum Tender Condition and the Rights Condition; (ii) completion of the refinancing with respect to indebtedness of BMCA and its subsidiaries (but excluding the Company and its subsidiaries); and (iii) there not occurring any fact, circumstance, event, change, effect or occurrence since June 30, 2006 that has or would be reasonably likely to have a material adverse effect on the business, results of operation or financial condition of the Company and its subsidiaries, taken as a whole, but in any case, shall not include facts, circumstances, events, changes, effects or occurrences (a) generally affecting the industries in which the Company and its subsidiaries operate (including general pricing changes), or the economy or the financial or securities markets in the United States or elsewhere in the world (including any regulatory and political conditions or developments, or any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism), except to the extent any fact, circumstance, event, change, effect or occurrence that, relative to other industry participants, disproportionately impacts the assets, properties, business, results of operation or financial condition of the Company and its subsidiaries, taken as a whole, (b) resulting from the announcement of the Offer, the Credit Facilities or the Refinancing or (c) resulting from any litigation related to the proposed Offer, the Credit Facilities or the Refinancing, and provided that any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period shall not, in and of itself, constitute a material adverse effect.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

The following exhibits are hereby added to Item 12 of the Schedule TO:

(a)(1)(U)         Offer Letter, dated January 29, 2007, from BMCA Acquisition Inc., BMCA Acquisition Sub Inc. and Building Materials Corporation of America, to the Special Committee of the Board of Directors of ElkCorp.

(a)(1)(V)         Press Release, dated January 30, 2007.

The following exhibits in Item 12 of the Schedule TO are hereby amended and replaced as follows:

(b) (1)     Senior Secured Financing Commitment Letter, between Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., JPMorgan Chase Bank, N.A., J.P. Morgan Securities, Inc., BMCA Acquisition Sub Inc., BMCA Acquisition Inc. and Building Materials Corporation of America, dated January 26, 2007.

(b) (2)  Bridge Commitment Letter, between Bear Stearns Corporate Lending Inc., Deutsche Bank AG Cayman Islands Branch, JPMorgan Chase Bank, N.A., BMCA Acquisition Sub Inc., BMCA Acquisition Inc. and Building Materials Corporation of America, dated January 26, 2007.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of January 30, 2007 that the information set forth in this statement is true, complete and correct.

BMCA Acquisition Sub Inc.

By:	/s/ Robert B. Tafaro
	Name:	Robert B. Tafaro
	Title:	President and Chief Executive Officer

BMCA Acquisition Inc.

By:	/s/ Robert B. Tafaro
	Name:	Robert B. Tafaro
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a) (1) (A)	Offer to Purchase, dated January 18, 2007. *

(a) (1) (B)	Letter of Transmittal. *

(a) (1) (C)	Notice of Guaranteed Delivery. *

(a) (1) (D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *

(a) (1) (E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *

(a) (1) (F)	Form of Letter to Participants in the ElkCorp Employee Stock Ownership Plan. *

(a) (1) (G)	Trustee Direction Form. *

(a) (1) (H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a) (1) (I)	Press Release, dated January 18, 2007, Announcing the Commencement of the Offer. *

(a) (1) (J)	Summary Advertisement, dated January 18, 2007, Appearing in the New York Times. *

(a) (1) (K)

Letter from Samuel J. Heyman, general partner of Heyman Investment Associates Limited Partnership, to Mr. Robert B. Tafaro, Chief Executive Officer and President of Building Materials Corporation of America, dated August 28, 2006. *

(a) (1) (L)	Press Release, dated December 17, 2006. *

(a) (1) (M)

Letter, dated December 17, 2006, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to Thomas D. Karol, Chairman of the Board and Chief Executive Officer of ElkCorp. *

(a) (1) (N)	Press Release, dated December 18, 2006. *

(a) (1) (O)	Letter, dated December 18, 2006, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Board of Directors of ElkCorp. *

(a) (1) (P)	Press Release, dated December 20, 2006. *

(a) (1) (Q)	Letter, dated January 5, 2007, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of

America, to the Special Committee of the Board of Directors of ElkCorp. *

(a) (1) (R)

Letter, dated January 9, 2007, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Special Committee of the Board of Directors of ElkCorp. *

(a) (1) (S)

Letter, dated January 18, 2007, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Special Committee of the Board of Directors of ElkCorp. *

(a) (1) (T)	Press Release, dated January 23, 2007. *

(a) (1) (U)

Offer Letter, dated January 29, 2007, from BMCA Acquisition Inc., BMCA Acquisition Sub Inc. and Building Materials Corporation of America, to the Special Committee of the Board of Directors of ElkCorp.

(a) (1) (V)	Press Release, dated January 30, 2007.

(b) (1)

Senior Secured Financing Commitment Letter, between Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., JPMorgan Chase Bank, N.A., J.P. Morgan Securities, Inc., BMCA Acquisition Sub Inc., BMCA Acquisition Inc. and Building Materials Corporation of America, dated January 26, 2007.

(b) (2)

Bridge Commitment Letter, between Bear Stearns Corporate Lending Inc., Deutsche Bank AG Cayman Islands Branch, JPMorgan Chase Bank, N.A., BMCA Acquisition Sub Inc., BMCA Acquisition Inc. and Building Materials Corporation of America, dated January 26, 2007.

(d) (1)	Confidentiality Agreement, dated as of December 29, 2006, by and among the Company, Heyman Investment Associates Limited Partnership and Building Materials Corporation of America. *

  *            Previously filed.